

Rachel Stander · 3rd

Producer at A Season of Rain

Los Angeles, California, United States · 138 connections ·

Contact info

 **A Season of Rain**

 **University of Southe** California

Experience



Producer

A Season of Rain

Aug 2018 – Present · 2 yrs 3 mos

Los Angeles, CA

Creating meaningful narrative content, including the upcoming independent feature film SCRAP.



Producer's Assistant

Fat Baby Pictures

2014 – 2018 · 4 yrs

Los Angeles, CA

Worked with Writer/Director/Producer Stephanie Jackson during development and production of the award-winning digital series, "Does This Baby Make Me Look Fat?".

Education



University of Southern California

Bachelor of Arts, Theatre/Theater

2003 – 2005

Graduated Magna Cum Laude.

 **Barnard College**

Coursework toward a Bachelor of Arts, Dance
2000 – 2003

Dean's List. William Pepperell Montague prize for

Skills & Endorsements

Film Production · 7

Atim Udoffia Childers and 6 connections have given endorse

Copy Editing · 4

Stephanie Jackson and 3 connections have given endorseme

Film & TV Development

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